# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perceptive Capital Solutions Corp, CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 51 ASTOR PLACE, 10TH FLOOR, NEW YORK, New York (NY), 10003
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Perceptive Capital Solutions Corp
Address of issuer's principal executive offices:
51 ASTOR PLACE, 10TH FLOOR, NEW YORK, NEW YORK
10003

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Items 4(a), (b) and (c) are hereby amended and restated in their entirety as follows: The Reporting Persons do not beneficially own any shares of Common Stock.
Percent of class: 0
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to Schedule 13G filed on June 24, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (08/12/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (08/12/2026)
- Ari Zweiman: Ari Zweiman, Self (08/12/2026)